SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SUNDAY Communications Limited
(Name of Issuer)

Ordinary Shares, par value HK$0.10
(Title of Class of Securities)

867270100
(CUSIP Number)

Cathy Wong USI Holdings Limited 25/F, Unimix Industrial Centre, 2 Ng Fong Street, San Po Kong, Kowloon, Hong Kong (852) 2726 9806
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867270100

(1) Name of reporting person : USI Holdings Limited
I.R.S. Identification Nos. of above persons (entities only) : N/A

(2) Check the appropriate box if a member of a group (see instructions)
(a) N/A
(b) N/A

(3) SEC use only

(4) Source of funds (see instructions) SC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of organization : Bermuda

Number of shares beneficially owned by each reporting person with:. None

(7)Sole Voting Power: 0

(8)Shared Voting Power : 0

(9)Sole Dispositive Power: 0

(10)Shared Dispositive Power : 0

(11)Aggregate Amount Beneficially Owned by Each Reporting Person: None

(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)Percent of Class Represented by Amount in Row (11) 0.0%

(14)Type of Reporting Person (See Instructions) CO

CUSIP No. 867270100

(1) Name of reporting person : USI Holdings (B.V.I.) Limited
I.R.S. Identification Nos. of above persons (entities only) : N/A

(2) Check the appropriate box if a member of a group (see instructions)
(a) N/A
(b) N/A

(3) SEC use only

(4) Source of funds (see instructions) SC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of organization : British Virgin Islands

Number of shares beneficially owned by each reporting person with:. None

(7)Sole Voting Power: 0

(8)Shared Voting Power : 0

(9)Sole Dispositive Power: 0

(10)Shared Dispositive Power : 0

(11)Aggregate Amount Beneficially Owned by Each Reporting Person: None

(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)Percent of Class Represented by Amount in Row (11) 0.0%

(14)Type of Reporting Person (See Instructions) CO

CUSIP No. 867270100

(1) Name of reporting person : Townhill Enterprises Limited
I.R.S. Identification Nos. of above persons (entities only) : N/A

(2) Check the appropriate box if a member of a group (see instructions)
(a) N/A
(b) N/A

(3) SEC use only

(4) Source of funds (see instructions) SC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of organization : British Virgin Islands

Number of shares beneficially owned by each reporting person with:. None

(7)Sole Voting Power: 0

(8)Shared Voting Power : 0

(9)Sole Dispositive Power: 0

(10)Shared Dispositive Power : 0

(11)Aggregate Amount Beneficially Owned by Each Reporting Person: None

(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)Percent of Class Represented by Amount in Row (11) 0.0%

(14)Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

(a)         Name of Issuer

This Schedule 13D relates to ordinary shares, par value HK$0.10 per share, of SUNDAY

Communications Limited (the "Company"). The Company's ordinary shares are traded on the Nasdaq National Market in the form of American Depository Shares.

(b)         Address of Issuer's Principal Executive Offices

The Company's principal executive offices are located at 13/F, Warwick House, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong Special Administrative Region, The People's Republic of China.

Item 2. Identity and Background

(a)         Names of Persons Filing:

(i)  USI Holdings Limited ("USI"), a company incorporated in Bermuda, whose shares are listed on The Stock Exchange of Hong Kong Limited. It is an investment holding company, and its principal subsidiaries are engaged in garment manufacturing and trading, branded products distribution, property rental and management, property development, property development management and investing activities.

(ii) USI Holdings (B.V.I.) Limited ("USIBVI"), a company incorporated in the British Virgin Islands, is a direct wholly-owned subsidiary of USI. Its principal business is investment holdings.

(iii) Townhill Enterprises Limited ("Townhill"), a company incorporated in the British Virgin Islands, is a direct wholly-owned subsidiary of USIBVI. Its principal business is investment holdings.

(b)         Address of Registered Office and Principal Office:

USI: (Registered Office)	Canon's Court, 22 Victoria Street
Hamilton HM 12
Bermuda

(Principal Office)	25/F, Unimix Industrial Centre
2 Ng Fong Street
San Po Kong, Kowloon
Hong Kong Special Administrative Region

USIBVI: (Registered Office)	P.O. Box 71 Craigmuir Chambers
Road Town, Tortola
British Virgin Islands

Townhill: (Registered Office)	P.O. Box 957 Offshore Incorporations Centre
Road Town, Tortola
British Virgin Islands

(c)         Place of organization :

USI:	Bermuda
USIBVI:	British Virgin Islands
Townhill:	British Virgin Islands

(d) and (e):

During the last five years, neither USI, USIBVI nor Townhill has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As a result of the completion of the conditional sale and purchase agreement between USI, its indirect wholly-owned subsidiary, Townhill, and PCCW Limited ("PCCW") for the sale by USI and Townhill; and the conditional purchase by PCCW, of an aggregate of 410,134,000 shares of the Company (the "Agreement") for a purchase price of HK$266,587,100, USI, USIBVI and Townhill's ownership interest in the Company has been reduced to zero. The completion of the sale and purchase took place on June 22, 2005.

Item 4. Purpose of Transaction

USI, USIBVI and Townhill sold their 410,134,000 ordinary shares in the Company to PCCW for the purchase price of HK$266,587,100.

Item 5. Interest in Securities of the Issuer.

Townhill is a direct wholly-owned subsidiary of USIBVI which in turn is a direct wholly-owned subsidiary of USI. Townhill beneficially owns the following aggregate number of percentage of ordinary shares of the Company. This statement is also being filed on behalf of USIBVI and USI, holding companies of Townhill, which may be deemed to have beneficially own the ordinary shares of the Company held by Townhill.

(a) Amount beneficially owned : None
      Percentage of Class : 0.0%

(b) Number of shares as to which such person has :
      (i)      sole power to vote or to direct the vote : 0
      (ii)     shared power to vote or to direct the vote : 0
     (iii)     sole power to dispose or to direct the disposition of : 0
     (iv)     shared power to dispose or to direct the disposition of : 0

 (c) On June 22, 2005, Townhill, USI and USIBVI completed the sale to PCCW 410,134,000 of ordinary shares in the Company for the purchase price of HK$266,587,100.

(d) Other than USI and USIBVI, no other person may be deemed to have the right to receive or the power to direct the receipt of proceeds from the sale of, the ordinary shares of the Company owned by Townhill.

(e) On June 22, 2005, Townhill, USI and USIBVI ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Agreement, Townhill conditionally agreed to sell, and PCCW conditionally agreed to purchase (or procure the purchase by one of its wholly owned subsidiaries), an aggregate of 410,134,000 shares of the Company. Completion of the transaction under the Agreement took place on June 22, 2005.

Townhill and USI agreed to deliver to the Company letters of resignation of Edward Wai Sun Cheng and Andrew Chun Keung Leung (the "USI Resigning Directors") as directors of the Company and of each subsidiary of the Company of which they serve as directors. Such letters of resignation are subject to the mandatory cash offer by PCCW (the "Offer") for all of the Company's shares which are not already owned or agreed to be acquired by PCCW and parties acting in concert with it proceeding, as required under the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). Such letters of resignation will be effective from the later of (i) the first closing date of the Offer and (ii) the date on which the Offer becomes or is declared unconditional (or such earlier date as the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong (or any delegate of the Executive Director) under the Takeovers Code may permit).

Each of USI and Townhill has agreed that it will not, during the period from June 13, 2004 to June 22, 2007, directly or indirectly be engaged, concerned or interested in or otherwise directly or indirectly exert any management control over, any company carrying on a mobile communications business in Hong Kong as a carrier licensee; (other than as a result of a general advertisement without direct solicitation or contact) solicit or contact (with a view to the engagement or employment by any person) any senior employee or any person who has been a senior employee, officer (other than the USI Resigning Directors) or manager of the Company or any of its subsidiaries; or do or say anything which is harmful to the reputation of the Company or any of its subsidiaries which may lead any person to cease to do business with the Company or any of its subsidiaries on substantially equivalent terms to those previously offered to the Company or any of its subsidiaries prior to June 22, 2005 or not to engage in business with the Company or any of its subsidiaries.

In the Agreement, PCCW agreed to make the Offer if required by the Takeovers Code and otherwise comply with the Takeovers Code with respect to the Offer. USI and Townhill each agreed to use all reasonable endeavors, but without prejudice to the fiduciary duties of the USI Resigning Directors, to procure that the board of directors of the Company shall recommend acceptance of the Offer by the shareholders of the Company. Each of USI and Townhill also agreed it will not deliberately take any action or make any statement which is prejudicial to the success of the Offer.

The Agreement also contains customary representations, warranties and covenants of USI, Townhill and PCCW in addition to the covenants described above, including a covenant by each of USI and Townhill to use its respective reasonable endeavors to ensure that the business of the Company and its subsidiaries will be operated in the ordinary course. USI also guaranteed the performance of Townhill of its obligations under the Agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement dated June 30, 2005 among USI, USIBVI and Townhill.

Exhibit 2: Agreement for the Sale and Purchase of Shares in SUNDAY Communications Limited dated as of June 13, 2005 between Townhill, USI and PCCW.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date : June 30, 2005

USI Holdings Limited

By :	(Sd.) Ng Tak Wai, Frederick
Ng Tak Wai, Frederick
Director

USI Holdings (B.V.I.) Limited

By :	(Sd.) Ng Tak Wai, Frederick
Ng Tak Wai, Frederick
Director

Townhill Enterprises Limited

By :	(Sd.) Ng Tak Wai, Frederick
Ng Tak Wai, Frederick
Director

Exhibit I

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of the undersigned.

Dated: June 30, 2005

USI Holdings Limited

By :	(Sd.) Ng Tak Wai, Frederick
Ng Tak Wai, Frederick
Director

USI Holdings (B.V.I.) Limited

By :	(Sd.) Ng Tak Wai, Frederick
Ng Tak Wai, Frederick
Director

Townhill Enterprises Limited

By :	(Sd.) Ng Tak Wai, Frederick
Ng Tak Wai, Frederick
Director